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                                                                   Exhibit 99.10


(POINTS INTERNATIONAL LTD LOGO)

                                                                    May 13, 2005

VIA SEDAR

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Toronto Stock Exchange

                            POINTS INTERNATIONAL LTD.
                            REPORT OF VOTING RESULTS

          In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, we hereby advise of the results of the voting on the matters submitted to the annual and special meeting (the "Meeting") of the shareholders (the "Shareholders") of Points International Ltd. (the "Corporation") held on May 11, 2005.

          The matters voted upon at the Meeting and the results of the voting were as follows:

ITEM 1: ELECTION OF DIRECTORS

     (a) By a vote by way of show of hands, the Shareholders approved an ordinary resolution to elect the following five directors to hold office for the ensuing year or until their successors are elected or appointed:

                                Douglas A. Carty
                                 Marc B. Lavine
                                T. Robert MacLean
                                John W. Thompson
                                  Richard Kang

     (b) By a vote by way of show of hands, the holder of the Series Two Preferred Share, voting alone, approved an ordinary resolution to elect the following two directors to hold office for the ensuing year or until their successors are elected or appointed:

                                 Eric A. Korman
                                  Sean Moriarty

ITEM 2 - APPOINTMENT OF AUDITORS

          By a vote by way of show of hands, the Shareholders approved an ordinary resolution to appoint Mintz & Partners LLP as auditors of the Corporation to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, and the directors of the Corporation were authorized to fix the remuneration of the auditors.

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ITEM 3 - EXTENSION OF POINTS.COM INC. OPTIONS

          By a vote by way of show of hands, the Shareholders (excluding officers and directors of the Corporation with an interest in the matter) approved an ordinary resolution authorizing the extension of the term of Points.com Inc. options from five years to up to seven years, as determined by the directors of the Corporation, and the extension of the associated put rights for the same period of time.

          Proxies on this matter were 98.5% in favour of the ordinary resolution.

                                        POINTS INTERNATIONAL LTD.


                                        by
                                           -------------------------------------
                                           STEPHEN M. YUZPE
                                           Chief Financial Officer and
                                           Corporate Secretary